W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

8911 Capital of Texas Highway, North
Westech 360, Suite 3350
Austin, TX 78759-8497
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

October 15, 2007

Office of International Corporate Finance
Division of Corporation Finance, Room 3628
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: CSR plc – Rule 12g3-2(b) Information

Ladies and Gentlemen:

On behalf of CSR plc, a public limited company incorporated under the laws of England and Wales (the "Company"), we are submitting the attached documents in connection with the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act. The Company's Commission file number as indicated on each of the attached documents is 82-34982. Attached as Annex A hereto is a list of the documents which are being provided herewith.

All of the information and documents being provided herewith are provided on behalf of the Company under Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits and protections of the U.S. legal system.

Would you please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided.

If you have any questions regarding the foregoing, please contact the undersigned at 512-338-5439.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

J. Robert Suffoletta

JRS/jar
Enclosures
cc Brett Gladden, CSR plc

C:\NrPortbl\PALIB2\JRI\4006203_1.DOC

ANNEX A

1. Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e., as prescribed by the rules of the markets on which the securities are admitted to trading.

This includes all announcements and filings made under the rules of the ISE and the UKLA. This also includes all Companies Registration Office ("CRO") filings during the period, which are listed separately from the market filings.

ISE/UKLA Filings From July 1, 2007 through September 30, 2007

Date	Filing
09/28/2007	CSR PLC - Holding(s) in Company
09/27/2007	CSR PLC - Director/PDMR Shareholding
09/26/2007	CSR PLC - Director/PDMR Shareholding
09/25/2007	CSR PLC - Chief Executive Succession
09/20/2007	CSR PLC - Director/PDMR Shareholding
09/19/2007	CSR PLC - Holding(s) in Company
09/17/2007	CSR PLC - Holding(s) in Company
09/07/2007	CSR PLC - Holding(s) in Company
09/03/2007	CSR PLC - Total Voting Rights
08/30/2007	CSR PLC - Holding(s) in Company
08/01/2007	CSR PLC - Total Voting Rights
07/25/2007	CSR PLC - Interim Results (RNS)
07/09/2007	CSR PLC - Holding(s) in Company (RNS)

CSR PLC

Documents filed with the Registrar of Companies: 1 July 2007 to 30 September 2007

Document	Filing Date
Form 88(2) Return of Allotment of Shares	4 July 2007
Form 88(2) Return of Allotment of Shares	4 July 2007
Form 88(2) Return of Allotment of Shares	5 July 2007
Form 88(2) Return of Allotment of Shares	5 July 2007
Form 88(2) Return of Allotment of Shares	5 July 2007
Form 88(2) Return of Allotment of Shares	6 July 2007
Form 88(2) Return of Allotment of Shares	6 July 2007
Form 88(2) Return of Allotment of Shares	14 July 2007
Form 88(2) Return of Allotment of Shares	14 July 2007
Form 88(2) Return of Allotment of Shares	14 July 2007
Form 88(2) Return of Allotment of Shares	17 July 2007
Form 88(2) Return of Allotment of Shares	17 July 2007
Form 88(2) Return of Allotment of Shares	18 July 2007
Form 88(2) Return of Allotment of Shares	18 July 2007
Form 88(2) Return of Allotment of Shares	20 July 2007
Form 88(2) Return of Allotment of Shares	24 July 2007
Form 88(2) Return of Allotment of Shares	24 July 2007
Form 88(2) Return of Allotment of Shares	24 July 2007
Form 88(2) Return of Allotment of Shares	25 July 2007
Form 88(2) Return of Allotment of Shares	26 July 2007
Form 88(2) Return of Allotment of Shares	28 July 2007
Form 88(2) Return of Allotment of Shares	30 July 2007
Form 88(2) Return of Allotment of Shares	30 July 2007

Form 88(2) Return of Allotment of Shares	1 August 2007
Form 88(2) Return of Allotment of Shares	3 August 2007
Form 88(2) Return of Allotment of Shares	3 August 2007
Form 88(2) Return of Allotment of Shares	9 August 2007
Form 88(2) Return of Allotment of Shares	9 August 2007
Form 88(2) Return of Allotment of Shares	9 August 2007
Form 88(2) Return of Allotment of Shares	14 August 2007
Form 88(2) Return of Allotment of Shares	14 August 2007
Form 88(2) Return of Allotment of Shares	14 August 2007
Form 88(2) Return of Allotment of Shares	21 August 2007
Form 88(2) Return of Allotment of Shares	21 August 2007
Form 88(2) Return of Allotment of Shares	30 August 2007
Form 88(2) Return of Allotment of Shares	30 August 2007
Form 88(2) Return of Allotment of Shares	5 September 2007
Form 88(2) Return of Allotment of Shares	10 September 2007
Form 88(2) Return of Allotment of Shares	10 September 2007
Form 88(2) Return of Allotment of Shares	11 September 2007
Form 88(2) Return of Allotment of Shares	11 September 2007
Form 88(2) Return of Allotment of Shares	11 September 2007
Form 88(2) Return of Allotment of Shares	11 September 2007
Form 88(2) Return of Allotment of Shares	13 September 2007
Form 88(2) Return of Allotment of Shares	17 September 2007
Form 88(2) Return of Allotment of Shares	20 September 2007
Form 88(2) Return of Allotment of Shares	20 September 2007
Form 88(2) Return of Allotment of Shares	20 September 2007
Form 88(2) Return of Allotment of Shares	30 September 2007

82-34982

News Release

CSR PLC - Holding(s) in Company

CSR plc
28 September 2007

CSR plc

Purchase of Shares in CSR plc
by
Independent Employee Benefit Trust

The independent trustee of the CSR Employee Benefit Trust ('the Trust') notified CSR plc on 28 September 2007 that it had, over the period 26-28 September 2007, purchased 795,452 ordinary shares in CSR plc at an average price of £6.24 per share.

Following this transaction, the trustees of the Trust hold a total of 1,466,767 ordinary shares in CSR plc.

The executive directors of CSR plc are amongst the potential beneficiaries of the Trust and are therefore regarded for Companies Act purposes as being interested in the CSR plc ordinary shares held by the Trust.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

82-34982

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News Release

CSR PLC - Director/PDMR Shareholding

CSR plc
27 September 2007

CSR plc
(the Company)

Dealing by Persons Discharging Managerial Responsibility
Announcement of the exercise of options in
ordinary shares of the Company

The Company announces that on 25 September 2007 Mr Anthony Murray, Senior Vice President, Wireless Audio and Mr Eric Janson, Senior Vice President, Worldwide Sales respectively exercised options over 5,013 ordinary shares in the Company pursuant to the Company's SAYE Plan. The holdings of Mr Murray and Mr Janson and related parties respectively in the Company's ordinary shares after the exercise of the options is as shown below.

PDMR	Ordinary Shares acquired on exercise	Shareholding following exercise	Holding as a percentage of the issued share capital of the Company
Anthony Murray	5,013	6,643	0.01%
Eric Janson	5,013	84,415	0.06%

This information is provided by RNS
The company news service from the London Stock Exchange

82-34982

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News Release

CSR PLC - Director/PDMR Shareholding

CSR plc
26 September 2007

CSR plc
(the Company)

Directors Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that Mr. David Tucker, Senior Independent Director, has today acquired 20,000 ordinary shares in the Company at £6.0875 per share. Following the purchase, Mr Tucker's shareholding in the Company has increased to 100,000 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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News Release

CSR PLC - Chief Executive Succession

CSR plc

25 September 2007

CSR plc

Chief Executive Succession

CSR plc (LSE: CSR), the wireless solutions provider and the leader in Bluetooth technology, today announces Joep van Beurden, currently Chief Executive Officer of NexWave Inc, will join the Board of CSR and assume the role of Chief Executive Officer with effect from the 1 November, 2007. John Scarisbrick is stepping down from the Board of CSR and his role as Chief Executive Officer on the 1 November, 2007. He will act in an advisory capacity to CSR from that date until the 31 December, 2007.

Ron Mackintosh, Chairman, said

'John has made a substantial contribution to CSR, first as a non-executive director since 2004 and then as Chief Executive Officer since March 2006. Over that period, CSR has achieved impressive growth, developed its business on all fronts and clearly reinforced its position as the global leader in our sector. As our recent financials and third quarter guidance demonstrate, John is leaving CSR in robust shape and well positioned for the next phase of its development.

'The Board undertook an in-depth selection process and is delighted to announce Joep as our new Chief Executive. In his career, Joep has more than demonstrated his strong strategic vision, proven leadership abilities and energy. His mix of skills and experience, including in the scaling of technology businesses and in sales and marketing, suit him ideally to the opportunities facing CSR as our wireless technologies evolve both within and increasingly beyond the mobile marketplace. We are confident in the future of CSR under Joep's leadership.'

Joep, age 47, brings with him over 10 years of experience in managing technology companies in the US and Europe. He is currently the Chief Executive of NexWave Inc., a provider of embedded software solutions for the consumer electronics market, based in France. Prior to joining NexWave, Joep held senior positions at Canesta Inc., a fabless semiconductor company, and Philips Components, where he was instrumental in the creation of the successful joint venture with LGE to address the growing flat panel television market. Prior to that, Joep worked for five years at McKinsey & Company in Amsterdam. Joep holds a Masters degree in Applied Physics from Twente University of Technology. He is married with four children and he and his family are relocating from their current home in France to Cambridge, UK.

John Scarisbrick, said:

'I have enjoyed my time with CSR and am very proud of its accomplishments as the leading global provider of personal wireless technology. CSR continues to show strong growth; it has an exceptional and exceptionally talented team; and the opportunities for wirefree connectivity continue to expand. In Joep, CSR has found the right person to succeed me and I wish him and CSR all the very greatest of continued success, which I am confident both will enjoy.'

On 25 July, CSR reported record revenues and operating cash flow for the first half of 2007, with design-in and design-win momentum strong across all applications, and drew attention to the strong marketplace and continuing future growth opportunities over the medium and longer term. CSR will report third

quarter revenues in line with the previous guidance of $230-250 million.

Enquiries:

Investors	Media
Andrew Farmer IR Director, CSR +44 1223 692 000	Tom Buchanan/ Chris Blundell Brunswick +44 207 404 5959

About CSR

CSR is the leading global provider of personal wireless technology with a product portfolio that covers Bluetooth, FM receivers and WiFi (IEEE802.11). CSR offers developed hardware/ software solutions based around its silicon platforms, that incorporate fully integrated radio, baseband and microcontroller elements.

CSR's customers include industry leaders such as Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba.

CSR has its headquarters and offices in Cambridge, UK and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com

82-34982

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CSR PLC - Director/PDMR Shareholding

RNS Number:1779E

CSR PLC

20 September 2007

CSR plc

(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the exercise of options in

ordinary shares of the Company

The Company announces that Mr Neil MacMullen, Senior Vice President Convergence,

on 18 September 2007 exercised options over 5,013 ordinary shares in the Company

pursuant to the Company's SAYE Plan. The holding of Mr MacMullen and related

parties in the Company's ordinary shares after the exercise of the options is

as shown below.

PDMR Ordinary Shares Shareholding Holding as a percentage of the

acquired on following issued share capital of the

exercise exercise Company

Neil 5,013 6,013 0.005%

MacMullen

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSSEEFSSSWSEIU

82-34982

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News Release

CSR PLC - Holding(s) in Company

RNS Number:0954E

CSR PLC

19 September 2007

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc.

17,050,798 ordinary shares (12.94%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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82-34982

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News Release

CSR PLC - Holding(s) in Company

RNS Number:9654D

CSR PLC

17 September 2007

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc.

17,319,453 ordinary shares (13.15%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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82-34982

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News Release

CSR PLC - Holding(s) in Company

RNS Number:4589D

CSR PLC

07 September 2007

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered

shareholder pursuant to the FSA's Disclosure and Transparency Rules. The

registered shareholder has advised that the shares held by them in the Company

in which they have voting rights are as follows:

BlackRock, Inc.

16,027,722 ordinary shares (12.17%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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82-34982

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News Release

CSR PLC - Total Voting Rights

RNS Number:1619D

CSR PLC

03 September 2007

CSR plc Voting Rights and Capital

3 September 2007

In conformity with the Transparency Directive's transitional provision 6 we

would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of

this notice is 131,663,666 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this

notice is 131,663,666.

There are no shares held in treasury.

The above figure (131,663,666) may be used by shareholders as the denominator

for the calculations by which they will determine if they are required to notify

their interest in, or a change to their interest in, CSR plc under the FSA's

Disclosure and Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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82-34982

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CSR PLC - Holding(s) in Company

RNS Number:0249D

CSR PLC

30 August 2007

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered

shareholder pursuant to the FSA's Disclosure and Transparency Rules. The

registered shareholder has advised that as at 28 August 2007 the shares held by

them in the Company in which they have voting rights are as follows:

BlackRock, Inc

14,487,266 ordinary shares (11.00%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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CSR PLC - Total Voting Rights

RNS Number:3581B

CSR PLC

01 August 2007

CSR plc Voting Rights and Capital

1 August 2007

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 131,625,101 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 131,625,101.

There are no shares held in treasury.

The above figure (131,625,101) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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CSR PLC - Interim Results (RNS)

CSR PLC
25 July 2007

CSR PLC

UNAUDITED RESULTS FOR THE QUARTER AND HALF YEAR ENDED 29 JUNE 2007

RECORD REVENUE, RECORD CASH
STRONG MARKETPLACE AND STRATEGIC OUTLOOK

CSR plc (LSE: CSR), the wireless solutions provider and the leader in Bluetooth technology, today announces its unaudited financial results for the quarter and half year ended 29 June 2007. It also presents an overview of its medium term growth potential.

Second quarter 2007 financial highlights

- Revenue: $215.9m (Q2 2006: $182.4m)
- Gross margin: 45.5% (Q2 2006: 47.2%)
- Underlying R&D expenditure*: $33.4m (Q2 2006: $25.7m)
- SG&A expenditure: $20.1m (Q2 2006: $17.9m)
- Underlying operating profit*: $44.8m (Q2 2006: $42.4m)
- Underlying operating margin*: 20.8% (Q2 2006: 23.2%)
- Underlying diluted earnings per share*: $0.25 (Q2 2006: $0.23)
- Operating profit: $43.1m (Q2 2006: $41.9m)
- Profit before tax: $44.0m (Q2 2006: $43.3m)
- Diluted earnings per share: $0.24 (Q2 2006: $0.23)
- Net cash inflow from operating activities: $81.6m (Q2 2006: $43.1m)

Note*: Excluding $1.7m amortisation of acquired intangible assets (Q2 2006: $0.5m).

First half 2007 operational highlights

- Design in and design win momentum remain strong across all applications
- Bluetooth unit market share increased with handset unit market share increasing
- Low cost headsets using CSR BlueVox QFN now available
- Non handset and headset revenues almost doubled over H1 2006. Now 21% of total revenues (H1 2006: 13%)
- GPS technology acquired
- Over 500 million Bluetooth units shipped lifetime to date; production now over 1 million units per day

2007 outlook

CSR believes strong growth will continue, both in the mobile phone markets, driven by increasing Bluetooth attach rates in handsets, and by the increasing penetration of Bluetooth into wider electronic goods and application markets.

Growth in Bluetooth shipments into mobile phones and other segments have offset slightly weaker headset pull-through and gives us confidence that we remain on track to achieve full year expectations.

CSR expects Q3 2007 revenue to increase to between $230 million and $250 million. At this stage we expect Q4 2007 markets to experience the normal seasonal slowdown and as a result expect Q4 2007 revenues to be slightly lower than Q3 2007.

Commenting on the results, John Scarisbrick, CEO said:

'We have achieved a record first half for revenues and operating cash flow. These results demonstrate that CSR continues to consolidate its position as the clear Bluetooth market leader and we have the capacity to grow the company quickly whilst maintaining profitability.

We continue to see numerous future growth opportunities for Bluetooth as well as

for the broader range of short range wireless technologies that are part of our portfolio. The combination of these opportunities gives us confidence that we will achieve average revenue growth of 15% - 20% p.a. over the next five years which implies CSR will reach $2 billion revenue by 2012.'

First half 2007 financial highlights

- Revenue: $376.0m (H1 2006: $317.3m)
- Gross margin: 45.3% (H1 2006: 47.2%)
- Underlying R&D expenditure**: $66.5m (H1 2006: $48.2m)
- Underlying SG&A expenditure**: $38.6m (H1 2006: $34.4m)
- Underlying operating profit**: $65.3m (H1 2006: $67.2m)
- Underlying operating margin**: 17.4% (H1 2006: 21.2%)
- Underlying diluted earnings per share**: $0.36 (H1 2006: $0.37)
- Operating profit: $47.0m (H1 2006: $66.2m)
- Profit before tax: $48.7m (H1 2006: $69.0m)
- Diluted earnings per share: $0.27 (H1 2006: $0.37)
- Net cash inflow from operating activities: $137.0m (H1 2006: $34.1m)

Note**: Excluding the $15.0m patent dispute settlement in SG&A and $3.2m amortisation of acquired intangible assets in R&D (H1 2006: $1.0m in R&D).

Enquiries:

Investors Media

Paul Goodridge	Andrew Farmer	Tom Buchanan/ Chris Blundell
Finance Director, CSR	IR Director, CSR	Brunswick
+44 1223 692 000	+44 1223 692 000	+44 207 404 5959

A presentation for analysts and investors will be held at 08.30 UK time today at the offices of JPMorgan Cazenove, 20 Moorgate, London EC2R 6DA. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 08.30 UK time today and will be available to view on demand from approximately 14.00.

Alternatively, to listen to the live presentation, dial +44 (0) 1452 587 356, password: CSR. A recording of the presentation will be available later today for replay on +44 (0)1452 550 000; Passcode: 6917773#. The replay facility will be available for one week after the presentation.

Operating Review

Bluetooth marketplace

The growth of the Bluetooth market continues unabated and is rapidly moving beyond the cellular marketplace alone. We believe the number of Bluetooth units is likely to increase to over 750 million in 2007 and we expect the number of Bluetooth units to continue to increase rapidly over the medium term.

In the cellular marketplace, growth in handset and headset sales continues apace. Handset market sales in 2006 were around 1 billion units and sales are expected to continue to rise, driven by rapid penetration growth in China, India, Russia and Latin America. Concurrently, the Bluetooth attach rate is also increasing. In 2007, the attach rate is expected to be towards the upper end of the 40% to 50% range, up from around 35% seen in 2006. As Bluetooth continues to be specified in lower end handsets as a result of cost reductions, CSR believes the attach rate of Bluetooth in handsets will rise to over 70% over the medium term. This will in turn drive a substantial increase in the headset market as low cost and stereo headsets gain further traction and the attach rate increases from its current level of around 20%.

Beyond the cellular marketplace, the adoption of Bluetooth is expanding rapidly. In the medium term CSR expects a substantial proportion of all Bluetooth units will be for applications and products beyond the cellular market including MP3 and MP4 players, digital televisions, gaming consoles, PCs, cars and cameras.

Beyond Bluetooth

Beyond the Bluetooth market, CSR also has the vision and expertise to bring a broader range of short-range wireless technologies to market. Our portfolio and product roadmap encompasses a range of technologies for personal and local area networking. Through a combination of both internal research and development and selected acquisitions, CSR is well placed to gain a leading position in the markets for GPS, Ultra-Wide Band (UWB), WiFi and Ultra-Low Power Bluetooth (formerly Wibree). These wireless technologies complement Bluetooth in the short range connectivity market and provide a multitude of integration opportunities

to satisfy the evolving demands of the market.

CSR plans to integrate combinations of GPS, UWB, WiFi Ultra-Low Power Bluetooth and FM with its Bluetooth product. In doing so, CSR will continue to deliver solutions to its customers that demonstrate clear technological leadership, low component count, low power consumption and competitive pricing.

These new technology markets are poised for substantial growth as original equipment manufacturers (OEMs) and original design manufacturers (ODMs) begin to integrate multiple connectivity options into increasingly complex and powerful devices.

Medium term expectations

Based on a combination of CSR's consolidation of its leading position in the growing Bluetooth market, growth in the addressable market for Bluetooth and CSR 's expected strong market positions in a broader range of wireless technologies, CSR expects to achieve average revenue growth of 15% - 20% p.a. over the next five years, with this rate of growth accelerating from 2009. This implies achievement of $2 billion revenue within five years. CSR will continue to invest in new wireless technologies to drive the future growth of the business, whilst expecting to maintain an operating profit margin of over 20%.

Handsets

CSR expects that the attach rate for Bluetooth in handsets will increase to towards the upper end of the 40% to 50% range in 2007, up from around 35% in 2006. One of the factors contributing to this increase in the attach rate is the recent incorporation of Bluetooth into higher volume, lower end handsets which CSR believes will drive continued attach rate growth in the future.

CSR's unit market share in handsets grew in Q2 2007 compared to Q1 2007 and CSR expects that it will at least maintain its market share in handsets in 2007 compared to 2006.

At one of our top tier customers, CSR's BlueCore4 chips have been designed in and continue to be designed into multiple handset models. In 2008, CSR's BlueCore4 is expected to remain the most popular Bluetooth chip shipping into this customer and we are confident of a continued strong strategic relationship going forward.

With another top tier customer, CSR have been designed into approximately 50% of their current GSM phone range in addition to a small but growing number of CDMA phones. Our design in momentum in both GSM and CDMA phones at this customer is very strong.

CSR's Bluetooth is well represented across a range of Chinese phone manufacturers and shipments to these customers contributed to Q2 2007 revenue growth compared to Q1 2007.

CSR continues to seek closer strategic relationships with other top tier mobile handset OEMs where we are winning some designs via ODM's.

CSR's BlueCore5 FM single chip Bluetooth with integrated high performance FM stereo tuner continues to generate significant design-in activity. CSR continues to expect that BlueCore5 FM will start shipping in volume in H2 2007.

CSR's Bluetooth IC which integrates ultra low power is generating significant interest with major phone OEMs.

We continue to enjoy a strong position in the mobile handset sector and for the full year expect to at least maintain market share and see revenue growth, despite average selling price (ASP) declines in this segment around the upper end of the annual 15% to 20% range.

Headsets

Significant long term growth is forecast in the global wireless headset market, driven by the simultaneous increase of the handset market, Bluetooth attach rate and headset pull through.

The headset market is still immature and prone to periodic bundling and campaign activity that can influence pull through rates to Bluetooth mobile phones.

In 2007, CSR now estimates that the pull through rate of headsets to Bluetooth handsets will be around the 20% level compared to the 20% to 25% range we had previously forecast. This is due to the lower level of bundling 'in the box with the phone' activity currently anticipated for this year.

With the anticipated increase in the size of the headset market, it is

increasingly likely that some headset OEMs and ODMs will adopt a dual sourcing policy for the supply of Bluetooth ICs. However, due to CSR's superior product offering, we expect to maintain our headset market share at above 80% in 2007 and achieve a significant leadership position thereafter.

The headset market is segmenting into three distinct groupings; high-end headsets with full feature functionality, low-cost headsets with lower functionality, and stereo headsets. CSR continues to expect that both low-cost and stereo headsets will deliver significant growth opportunities.

Following our reference design for low-cost headsets with an eBOM (electronic bill of materials) of less than $6, product is now available in China. A significant proportion of tier 1 headset OEMs are already developing low cost headsets using BlueVox QFN, CSR's low-cost headset solution. CSR believes that the availability of these entry-level headsets will increase the likelihood of bundling at the point of sale with the handset; a major opportunity for CSR going forward.

Stereo headset demand is being driven by the growing number of mobile phones designed to support Bluetooth stereo audio streaming, and other products such as Bluetooth MP3 players, PCs and gaming consoles. Stereo headset volumes are currently low and present a further significant opportunity for CSR going forward.

CSR enjoys clear leadership position across all segments of the headset market. Our latest generation chip, BlueCore5 Multimedia, is not only of a smaller size than the nearest competitor but also delivers reduced power consumption at a lower cost per unit. BlueCore5 Multimedia is now in volume production at a tier 1 headset OEM and has design-ins at multiple other top tier headset OEMs.

Bluetooth beyond cellular applications

In the medium term a substantial proportion of all Bluetooth units are expected to be for applications and products beyond the cellular market. Applications currently include MP3 and MP4 players, digital televisions, gaming consoles, PCs, cars and cameras. Additional applications for Bluetooth are continuously being identified - the latest include Bluetooth in toys and lifestyle medical systems.

CSR is the wireless connectivity provider of choice in the non-cellular segment, achieving the majority of all product qualifications. Revenues from CSR's non-cellular business almost doubled in H1 2007 over H1 2006, and comprise 21% of total revenues. In the medium term, CSR expects that up to 40% of its Bluetooth revenues will be from non-cellular products.

In the automotive segment, Bluetooth is increasingly being incorporated into a growing range of new build cars. Ford has introduced Ford Sync in 12 models in its 2008 model range. Ford Sync is a hands-free in-car communications system based on Bluetooth technology. CSR expects the Bluetooth attach rate in new build cars to increase from the 6% to 8% seen today towards 30% in the medium term. Aftermarket car-kit solutions remain an attractive segment and one where CSR again has a leadership position. Latest generation satellite navigation systems incorporating CSR's Bluetooth include the TomTom1 XL.

In the music segment, wireless connectivity is now widely demanded by customers and end-users. Recent partnerships in the PMP/MP3 player market include Actions Semiconductor, Austria Micro Systems, Freescale and Telechips all of whom are offering platforms with CSR enabled wireless connectivity. For its MP3 player design, Actions Semiconductor is using CSR's BlueCore to bring wireless streaming stereo audio and handsfree calls from a mobile phone. The Austria Micro Systems platform utilises CSR's BlueCore4-ROM to stream music to two or more Bluetooth headsets simultaneously, thus enabling users to share music wirelessly. CSR's BlueCore4-ROM provides stereo streaming to headsets in Freescale's i.MXXS development kit, whilst CSR's UniFi WiFi silicon allows wireless file downloading from the internet. Similarly, as the industry leader in co-existence capability, CSR's Bluetooth and WiFi silicon is also being referenced by another MP3 chipset vendor, Telechips.

The use of Bluetooth in gaming consoles is equally compelling. CSR is targeting new customers in this segment where our proprietary Fast Stream (low latency) technology provides a significant competitive advantage.

CSR is the market leader for the supply of Bluetooth in PCs. The Bluetooth PC market continues to exhibit good growth as new wireless applications become established.

Beyond Bluetooth

CSR has the vision and expertise to bring a broader range of short-range wireless technologies to market.

GPS

There is a considerable market opportunity for GPS in mass-market mobile handsets, PNDs (Personal Navigation Devices), PCs and other portable devices such as mobile phones. To date, GPS has not been incorporated in the majority of such devices because existing hardware solutions have tended to be too expensive, too power consumptive and unable to obtain a fix whilst indoors.

CSR's innovative, software-based approach solves these problems and has already received positive feedback.

The development of CSR's software-based high performance GPS (Global Positioning System) on a Bluetooth chip is on schedule with the successful completion of the first pre-determined technical milestones in the quarter ended 29 June 2007 and product launch still on track for 2008.

Ultra-Low Power Bluetooth

The market opportunity for Ultra-Low Power Bluetooth (ULP Bluetooth) is considerable.

ULP Bluetooth is a new complementary Bluetooth technology that can be used to transfer simple data sets between compact devices and run for up to ten years on a single button cell battery. ULP Bluetooth creates a new market for Bluetooth connectivity, addressing products such as watches, training shoes, TV remote controls and lifestyle medical sensors, enabling them to communicate with mobile phones and PCs and each other for extended periods of time.

CSR's ULP Bluetooth will initially be integrated with our Bluetooth product which we will sample to customers by the end of 2007.

Ultra-Wide Band

The market opportunity for Ultra-Wide Band (UWB) is expected to be significant. UWB is expected to start as the wireless alternative to USB and deploy first in PCs. The technology is up to 100 times faster than Bluetooth over short ranges.

CSR expects to launch single chip, low power UWB in 2008.

WiFi

The market for embedded WiFi has been slower to grow than anticipated, with demand concentrated on a relatively small number of high-end phones. However, the overall market is forecast to exceed 700 million units per annum by 2012 with rapid growth in mid-range phones, personal media players (PMPs) and internet radio.

CSR is confident that its differentiated solution which offers exceptional co-existence with CSR Bluetooth will assume a strong position.

Revenues from our WiFi product in the current year are expected to be less than $10 million.

Product Qualification Summary

The Bluetooth SIG (Special Interest Group) has changed the basis on which it reports Bluetooth product qualifications, so it is no longer possible for CSR to provide independently verifiable design win market share data at present. However, in Q2 2007 CSR continued to achieve significant design-wins across all Bluetooth applications.

People

Headcount has increased by 35 (Q1 2007: 46) to 1,004 at the end of Q2 2007 as a result of continued investment in research, sales, marketing, applications engineering and operations. To support CSR's continued business growth, we expect to further increase headcount in the second half of 2007.

Financial Review

Second Quarter ended 29 June 2007

Revenue

Revenue for Q2 2007 amounted to a record for CSR of $215.9 million, representing a 35% increase from the first quarter (Q1 2007: $160.1 million), and an 18% increase over Q2 2006 revenue of $182.4 million.

Shipments of CSR's ICs (integrated circuits) into handsets, headsets and

non-cellular applications increased strongly in Q2 2007 compared to the seasonally slower first quarter. Shipments into handset customers were particularly strong in Q2 2007, not only as a result of the recovery from the seasonally lower first quarter, but also as a result of increased levels of shipments to Chinese customers and to a customer who launched a new handset product during the quarter.

Revenue from CSR's top five customers in the quarter represented 51% of total revenue (Q1 2007: 65%, Q2 2006: 64%) with the largest customer representing 27% of total revenue (Q1 2007: 31%, Q2 2006: 28%). The reduction in the concentration of revenue in the top 5 customers reflects the broadening of CSR's customer base in all applications.

For 2007, CSR continues to expect that ASPs for products selling into the high volume mobile phone segment will decline around the high end of the average 15% to 20% p.a. range whereas all other products are following the normal semiconductor trend.

Gross Profit

Gross profit for Q2 2007 was $98.2 million compared to $72.1 million in Q1 2007 (Q2 2006: $86.0 million). Gross margin was 45.5% of revenue, up from 45.1% in Q1 2007 (Q2 2006: 47.2%). Gross margin in 2007 is expected to be maintained above the long term model of 42% to 45% as product costs are driven down across all segments despite ASP reductions.

Operating Expenses

Underlying operating expenses (excluding amortisation of acquired intangible assets) were $53.4 million for Q2 2007 compared to $51.7 million in Q1 2007, an increase of 3% (Q2 2006: $43.6 million). Operating expenses were $55.1 million for Q2 2007 compared to $68.2 million in Q1 2007 (Q2 2006: $44.2 million).

Underlying research and development (R&D) expenditure (excluding the amortisation of acquired intangible assets) was $33.4 million in Q2 2007 compared to $33.2 million in Q1 2007, an increase of 1% (Q2 2006: $25.7 million).

Selling, general and administrative (SG&A) expenses were $20.1 million for Q2 2007 compared to $18.5 million (excluding the patent dispute settlement) in Q1 2007, an increase of 8% (Q2 2006: $17.9 million).

Share based payment charges, recorded under IFRS 2, were $2.9 million for Q2 2007 representing an increase of $0.7 million when compared to Q1 2007. This increase was largely a result of additional charges relating to the 2007 employee grants of share options and share awards which were made during June 2007.

Operating Profit

Underlying operating profit for Q2 2007 (excluding the amortisation of acquired intangible assets) was $44.8 million compared to $20.4 million in Q1 2007 (excluding the patent dispute settlement and amortisation of acquired intangible assets) (Q2 2006: $42.4 million). Operating profit for Q2 2007 was $43.1 million compared to $3.9 million in Q1 2007 (Q2 2006: $41.9 million).

Underlying operating margin was 20.8% compared to 12.8% in Q1 2007 (Q2 2006: 23.2%). Operating margin was 20.0% in Q2 2007 compared to 2.4% in Q1 2007 (Q2 2006: 23.0%).

Earnings and Taxation

For Q2 2007, profit before taxation was $44.0 million compared to $4.6 million for Q1 2007 (Q2 2006: $43.3 million).

Included within finance costs in Q2 2007 was $0.4 million related to the unwinding of the discount applied to the contingent deferred consideration for the acquisition of NordNav Technologies AB (Q1 2007: $0.4 million).

The effective tax rate for Q2 2007 is 25.8%, and reflects an expected effective corporation tax rate for the year in the region of 28.0% and a reduction of 2.2% due to the change in the carrying amount of deferred tax assets and liabilities as a result of the reduction in the UK statutory tax rate from 30% to 28% from April 2008 which has now been substantively enacted. The tax rate for 2007.is now expected to be 27.5%.

The effective rate is below the current statutory rate of 30% principally due to the availability of enhanced tax relief on R&D expenditure.

The effective rate for 2008 is expected to be around 26.5%.

Underlying diluted earnings per share for Q2 2007 (excluding amortisation of acquired intangible assets) was $0.25 per share compared to $0.11 per share for Q1 2007 (Q2 2006: $0.23).

Diluted earnings per share for Q2 2007 were $0.24 compared to $0.02 in Q1 2007 (Q2 2006: $0.23).

Six months ended 29 June 2007

Revenue

Revenue for H1 2007 amounted to $376.0 million, compared to $317.3 million in H1 2006, an increase of 19%.

Gross Profit

Gross profit for H1 2007 was $170.4 million, up 14% from $149.8 million in H1 2006. H1 2007 gross margin was 45.3%, compared to 47.2% in H1 2006. The reduction in gross margin from H1 2006 to H1 2007 is predominantly due to a change in mix to slightly lower margin products.

Operating Expenses

Underlying R&D expenses (excluding the amortisation of acquired intangible assets) were $66.5 million compared to $48.2 million in H1 2006.

Underlying SG&A expenses (excluding the patent dispute settlement) in H1 2007 were $38.6 million compared to $34.4 million in H1 2006.

Operating Profit

Underlying operating profit for H1 2007 (excluding the patent dispute settlement and amortisation of acquired intangible assets) was $65.3 million compared to $67.2 million in H1 2006. Operating profit for H1 2007 was $47.0 million compared to $66.2 million in H1 2006.

Underlying operating margin was 17.4% in H1 2007 compared to 21.2% in H1 2006. Operating margin was 12.5% in H1 2007 compared to 20.9% in H1 2006.

Balance Sheet and Cash Flow

The aggregate of cash, cash equivalents and treasury deposits was $185.1 million at 29 June 2007, compared to $124.2 million at 30 March 2007 and $146.5 million at 30 June 2006.

Net cash inflow from operating activities was $81.6 million in Q2 2007 compared to $55.5 million in Q1 2007 and $43.1 million in Q2 2006. Cash outflow on capital expenditure, including finance lease repayments, was $5.0 million in Q2 2007. The improvement in the net operating cash flow was largely due to a decrease in the investment in working capital.

Net cash inflow from operating activities was $137.0 million in H1 2007 compared to $34.1 million in H1 2006. Cash outflow on capital expenditure, including finance lease repayments, was $14.1 million in H1 2007.

Closing inventory was $84.5 million at 29 June 2007 compared to $78.7 million at 30 March 2007 and $98.1 million at 30 June 2006. Inventory at the quarter end was managed to 9 weeks of historic cost of sales compared to 12 weeks at 30 March 2007.

Accounts receivable decreased to $78.4 million at 29 June 2007 from $78.7 million at 30 March 2007. Days' sales outstanding decreased to 37 days compared to 42 days at 30 March 2007 largely reflecting early payments from distributors to remain within credit limits.

Cash outflow on acquisitions in H1 2007 was a total of $81.2 million from the acquisitions of NordNav Technologies AB and Cambridge Positioning Systems Limited. This included the payment of the first performance related payment of $7.9 million.

During the quarter, the CSR Employee Benefit Trust purchased 671,315 ordinary shares in CSR plc for $9.9 million.

About CSR

CSR is the leading global provider of personal wireless technology and its product portfolio covering Bluetooth, FM receivers and WiFi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms,

that incorporate fully integrated radio, baseband and microcontroller elements.

CSR's customers include industry leaders such as Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; the Company's failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions, the lengthy design cycle for CSR's products, CSR's ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products, the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors, the yields that CSR's subcontractors achieve with respect to CSR's products, possible errors or failures in the hardware or software components of CSR's products, CSR's ability to successfully manage its recent expansion and growth, CSR's ability to protect its intellectual property, CSR's ability to attract and retain key personnel including engineers and technical personnel, competitive developments in CSR's markets, difficulty in predicting future results, CSR's ability to successfully and efficiently integrate any recent or future acquisitions. These forward looking statements speak only at the date of this news release and CSR undertakes no obligation to up-date the forward looking statements contained in this news release or any other forward looking statements it may make.

Consolidated income statement

	Note	Q2 2007 (unaudited) $'000	Q1 2007 (unaudited) $'000	H1 2007 (reviewed) $'000	Q2 2006 (unaudited) $'000	H1 2006 (reviewed) $'000	2006 (audited) $'000
Revenue		215,934	160,115	376,049	182,384	317,322	704,695
Cost of sales		(117,688)	(87,972)	(205,660)	(96,345)	(167,505)	(376,036)
Gross profit		98,246	72,143	170,389	86,039	149,817	328,659
Operating expenses	4	(55,318)	(68,244)	(123,362)	(44,158)	(83,645)	(179,664)
Underlying operating profit		44,818	20,437	65,255	42,396	67,202	151,056
Patent dispute settlement		-	(15,000)	(15,000)	-	-	-
Amortisation of acquired intangible assets		(1,690)	(1,538)	(3,228)	(515)	(1,030)	(2,061)
Operating profit		43,128	3,899	47,027	41,881	66,172	148,995
Investment income		1,836	1,433	3,269	1,418	2,614	6,106
Finance costs		(926)	(686)	(1,612)	(47)	224	(704)
Underlying profit before tax		45,728	21,184	66,912	43,767	70,040	156,458
Patent dispute settlement		-	(15,000)	(15,000)	-	-	-
Amortisation of acquired intangible assets		(1,690)	(1,538)	(3,228)	(515)	(1,030)	(2,061)
Profit before tax		44,038	4,646	48,684	43,252	69,010	154,397

Consolidated income statement (continued)

	Note	Q2 2007 (unaudited) $'000	Q1 2007 (unaudited) $'000	H1 2007 (reviewed) $'000	Q2 2006 (unaudited) $'000	H1 2006 (reviewed) $'000	2006 (audited) $'000
Tax on underlying profit		(11,878)	(6,283)	(18,161)	(12,538)	(19,647)	(43,818)
Tax on amortisation of acquired intangible assets		507	461	968	155	310	618
Tax on patent dispute settlement		-	4,500	4,500	-	-	-
Tax		(11,371)	(1,322)	(12,693)	(12,383)	(19,337)	(43,200)
Underlying profit for the period		33,850	14,901	48,751	31,229	50,393	112,640
Amortisation of acquired intangibles, net of tax		(1,183)	(1,077)	(2,260)	(360)	(720)	(1,443)
Patent dispute settlement, net of tax		-	(10,500)	(10,500)	-	-	-
Profit for the period		32,667	3,324	35,991	30,869	49,673	111,197

Earnings per share

	Q2 2007 (unaudited) $	Q1 2007 (unaudited) $	H1 2007 (reviewed) $	Q2 2006 (unaudited) $	H1 2006 (reviewed) $	2006 (audited) $
Basic	0.25	0.03	0.28	0.24	0.39	0.86
Underlying diluted	0.25	0.11	0.36	0.23	0.37	0.83
Amortisation of intangibles	(0.01)	(0.01)	(0.01)	-	-	(0.01)
Patent dispute settlement	-	(0.08)	(0.08)	-	-	-
Diluted	0.24	0.02	0.27	0.23	0.37	0.82

Consolidated balance sheet

	29 June 2007 (reviewed) $'000	30 March 2007 (unaudited) $'000	29 December 2006 (audited) $'000	30 June 2006 (reviewed) $'000
Non-current assets				
Goodwill	144,486	144,333	51,952	52,697
Other intangible assets	49,099	51,965	31,686	24,191
Property, plant and equipment	49,530	48,607	45,454	31,906
Deferred tax asset	13,775	3,298	11,350	25,119
	256,890	248,203	140,442	133,913
Current assets				
Inventory	84,547	78,670	106,470	98,127
Cash flow hedges	3,403	3,468	4,522	2,356
Trade and other receivables	91,536	91,468	101,822	110,619
Treasury deposits	97,214	22,214	30,000	70,000
Cash and cash equivalents	87,905	102,026	117,494	76,546
	364,605	297,846	360,308	357,648
Total assets	621,495	546,049	500,750	491,561
Current liabilities				
Trade and other payables	119,442	81,543	64,801	119,588
Tax liabilities	13,417	5,995	19,023	15,022
Obligations under finance leases	2,915	2,704	3,384	3,575
Short-term provisions	3,983	3,703	4,100	3,627

Contingent deferred consideration	9,244	16,935	-	-
	149,001	110,880	91,308	141,812
Net current assets	215,604	186,966	269,000	215,836
Non-current liabilities				
Obligations under finance leases	2,987	2,968	3,233	808
Contingent deferred consideration	15,937	15,677	-	-
Deferred tax liability	9,072	5,928	-	-
	27,996	24,573	3,233	808
Total liabilities	176,997	135,453	94,541	142,620
Net assets	444,498	410,596	406,209	348,941
Equity				
Share capital	235	234	232	232
Share premium account	87,506	85,417	84,111	83,882
Capital redemption reserve	950	950	950	950
Treasury shares	(9,932)	-	-	-
Merger reserve	61,574	61,574	61,574	61,574
Hedging reserve	1,463	1,538	2,220	1,526
Share based payment reserve	16,108	13,173	11,003	6,027
Retained earnings	286,594	247,710	246,119	194,750
Total equity	444,498	410,596	406,209	348,941

Consolidated statement of changes in shareholders' equity

	Q2 2007 (unaudited)	Q1 2007 (unaudited)	H1 2007 (reviewed)	Q2 2006 (unaudited)	H1 2006 (reviewed)	2006 (audited)
At beginning of period	410,596	406,209	406,209	310,065	277,037	277,037
Profit for the period	32,667	3,324	35,991	30,869	49,673	111,197
Issue of share capital	2,090	1,308	3,398	1,870	2,725	2,954
Purchase of own shares	(9,932)	-	(9,932)	-	-	-
Share-based payments	2,935	2,170	5,105	1,496	2,860	7,836
Deferred tax benefit (liability) on share option gains and tax losses	5,024	(4,685)	339	(1,926)	7,272	(5,404)
Current tax benefit on share options	2,225	2,960	5,185	4,202	5,667	8,188
Adjustments to deferred tax on share options from reduced UK tax rates	(1,039)	-	(1,039)	-	-	-
(Losses) gains on cash flow hedges	(65)	(1,054)	(1,119)	4,083	6,185	8,350
Net tax on cash flow hedges in equity	40	284	324	(1,013)	(1,587)	(1,886)
Transferred to income statement in respect of cash flow hedges	(43)	80	37	(705)	(891)	(2,063)
At end of period	444,498	410,596	444,498	348,941	348,941	406,209

Consolidated Cash Flow Statement

	Note	Q2 2007 (unaudited) $'000	Q1 2007 (unaudited) $'000	H1 2007 (reviewed) $'000	Q2 2006 (unaudited) $'000	H1 2006 (reviewed) $'000	2006 (audited) $'000
Net cash from operating activities	5	81,575	55,464	137,039	43,110	34,113	65,499
Investing activities							
Interest received		1,620	1,442	3,062	1,333	2,497	6,047
(Purchase) sale of treasury deposits		(75,000)	7,786	(67,214)	(50,000)	(45,000)	(5,000)
Purchases of property, plant and equipment		(4,623)	(6,758)	(11,381)	(9,719)	(14,032)	(35,874)
Purchases of intangible assets		(243)	(1,077)	(1,320)	(946)	(1,910)	(9,797)
Acquisition of subsidiaries		(9,166)	(72,056)	(81,222)	-	-	-

Net cash used in investing activities	(87,412)	(70,663)	(158,075)	(59,332)	(58,445)	(44,624)
Financing activities						
Repayments of obligations under finance leases	(163)	(1,218)	(1,381)	(1,035)	(1,547)	(5,235)
Purchase of own shares	(9,932)	-	(9,932)	-	-	-
Proceeds on issue of shares	2,187	1,197	3,384	2,002	2,735	2,959
Net cash (used in) from financing activities	(7,908)	(21)	(7,929)	967	1,188	(2,276)
Net (decrease) increase in cash and cash equivalents	(13,745)	(15,220)	(28,965)	(15,225)	(23,144)	18,599
Cash and cash equivalents at beginning of period	102,026	117,494	117,494	91,808	99,386	99,386
Effect of foreign exchange rate changes	(376)	(248)	(624)	(7)	304	(491)
Cash and cash equivalents at end of period	87,905	102,026	87,905	76,546	76,546	117,494

Notes

1. Basis of preparation and accounting policies

The interim financial statements for the 26 weeks ended 29 June 2007 were approved by the directors on 24 July 2007. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q2 2007	13 weeks	31 March 2007 to 29 June 2007
Q1 2007	13 weeks	30 December 2006 to 30 March 2007
H1 2007	26 weeks	30 December 2006 to 29 June 2007
Q2 2006	13 weeks	1 April 2006 to 30 June 2006
H1 2006	26 weeks	31 December 2005 to 30 June 2006
2006	52 weeks	31 December 2005 to 29 December 2006

Statutory accounts for the 52 weeks ended 29 December 2006 are available on CSR's website at www.csr.com and have been filed with the Registrar of Companies. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

The financial information for the quarters Q2 2007, Q1 2007 and Q2 2006 is unaudited. The financial information is prepared on the basis of accounting policies as stated in the statutory accounts for the 52 weeks ended 29 December 2006. The 26 weeks ended 29 June 2007 (identified as being reviewed) is the subject of the independent auditor's review report. The 26 weeks ended 30 June 2006 was previously the subject of an independent auditor's review report.

2. Earnings per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
Q2 2007	130,859,800	135,755,035
Q1 2007	130,435,753	135,415,620
H1 2007	130,647,777	135,602,904
Q2 2006	129,554,097	136,314,629
H1 2006	128,863,873	136,018,151
2006	129,513,071	135,832,242

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options and treasury shares.

3. Changes in share capital

1,243,790 Ordinary Shares were issued from employee option exercises in H1 2007. Consideration was $3,397,520 at a premium of $3,395,080.

4. Operating Expenses

	Q2 2007 (unaudited) $'000	Q1 2007 (unaudited) $'000	H1 2007 (reviewed) $'000	Q2 2006 (unaudited) $'000	H1 2006 (reviewed) $'000	2006 (audited) $'000
Underlying research and development	(33,369)	(33,169)	(66,538)	(25,732)	(48,180)	(107,252)
Amortisation of acquired intangible assets	(1,690)	(1,538)	(3,228)	(515)	(1,030)	(2,061)
Research and development	(35,059)	(34,707)	(69,766)	(26,247)	(49,210)	(109,313)
Underlying selling, general and administrative	(20,059)	(18,537)	(38,596)	(17,911)	(34,435)	(70,351)
Patent dispute settlement	-	(15,000)	(15,000)	-	-	-
Selling, general and administrative	(20,059)	(33,537)	(53,596)	(17,911)	(34,435)	(70,351)
Underlying operating expenses	(53,428)	(51,706)	(105,134)	(43,643)	(82,615)	(177,603)
Patent dispute settlement	-	(15,000)	(15,000)	-	-	-
Amortisation of acquired intangible assets	(1,690)	(1,538)	(3,228)	(515)	(1,030)	(2,061)
Operating expenses	(55,118)	(68,244)	(123,362)	(44,158)	(83,645)	(179,664)

5. Reconciliation of operating profit to net cash from operating activities

	Q2 2007 (unaudited) $'000	Q1 2007 (unaudited) $'000	H1 2007 (reviewed) $'000	Q2 2006 (unaudited) $'000	H1 2006 (reviewed) $'000	2006 (audited) $'000
Operating profit	43,128	3,899	47,027	41,881	66,172	148,995
Adjustments for:						
Amortisation of intangible assets	4,182	3,967	8,149	1,755	3,384	8,481
Depreciation of property, plant and equipment	4,227	3,828	8,055	2,381	4,633	11,183
Loss on disposal of property, plant and equipment	61	74	135	-	-	27
Deferred tax adjustment to goodwill	-	-	-	-	-	745
Share related charge	2,935	2,170	5,105	1,496	2,860	7,836
Decrease (increase) in provisions	280	(525)	(245)	(8)	(429)	172
Operating cash flows before movements in working capital	54,813	13,413	68,226	47,505	76,620	177,439
(Increase) decrease in inventories	(5,877)	27,905	22,028	(24,022)	(28,455)	(36,798)
Decrease (increase) in receivables	289	12,007	12,296	(24,883)	(36,099)	(28,684)
Increase (decrease) in payables	37,687	10,291	47,978	44,551	23,768	(28,478)
Cash generated by operations	86,912	63,616	150,528	43,151	35,834	83,479
Foreign tax paid	(372)	(200)	(572)	(5)	(51)	(312)
Corporation tax paid	(4,858)	(7,863)	(12,721)	-	(1,594)	(17,461)
Interest paid	(107)	(89)	(196)	(36)	(76)	(207)
Net cash from operating activities	81,575	55,464	137,039	43,110	34,113	65,499

6. Acquisition of subsidiaries - Cambridge Positioning Systems

On 12 January 2007, the Group acquired 100% of the issued share capital of Cambridge Positioning Systems Limited for a consideration of $35.0 million.

	Book value	Fair value adjustments	Fair value
	$'000	$'000	$'000
Net assets acquired	(5,249)	(219)	(5,468)
Property, plant and equipment	345	(125)	220
Intangible assets	-	9,900	9,900
Deferred tax adjustment on fair value adjustments	-	(2,868)	(2,868)
	(4,904)	6,688	1,784
Goodwill			28,810
Total consideration			30,594
Satisfied by:			
Cash			27,318
Loan notes			2,214
Directly attributable costs			1,062
			30,594
Net cash outflow arising on acquisition			
Cash consideration			(27,318)
Working capital adjustment			(219)
Repayment of CPS loans on acquisition			(5,468)
Cash and cash equivalents acquired			256
Directly attributable costs			(490)
			(33,239)

7. Acquisition of subsidiary - NordNav Technologies

On 12 January 2007, the Group acquired 100% of the issued share capital of NordNav Technologies AB for a consideration of $40.0 million and contingent deferred consideration of $35.0 million.

	Book value	Fair value adjustments	Fair value
	$'000	$'000	$'000
Net assets acquired	(116)	-	(116)
Property, plant and equipment	116	-	116
Intangible assets	-	13,600	13,600
Deferred tax adjustment on intangible assets	-	(4,080)	(4,080)
	-	9,520	9,520
Goodwill			63,724
Total consideration			73,244
Satisfied by:			
Cash			40,000
Directly attributable costs			983
Contingent deferred consideration (discounted)			32,261
			73,244
Net cash outflow arising on acquisition			
Cash consideration			(40,000)
Working capital adjustment			(164)
Deferred consideration			(7,875)
Directly attributable costs			(979)
Cash and cash equivalents acquired			1,035
			(47,983)

Independent Review Report to CSR plc

Introduction

We have been instructed by the company to review the financial information for the 26 weeks ended 29 June 2007 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated statement of changes in shareholders' equity, the consolidated cash flow statement and related notes 1 to 7. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 29 June 2007.

Deloitte and Touche LLP
Chartered Accountants
London, United Kingdom
24 July 2007

A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions

82-34982

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News Release

CSR PLC - Holding(s) in Company (RNS)

RNS Number:8776Z

CSR PLC

09 July 2007

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered

shareholder pursuant to the FSA's Disclosure and Transparency Rules. The

registered shareholder has advised that as at 4 July 2007 the shares held by

them in the Company in which they have voting rights are as follows:

The Goldman Sachs Group, Inc,

on behalf of itself and its subsidiaries,

Goldman, Sachs & Co,

Goldman Sachs Asset Management International and

Goldman Sachs Securities (Nominees), Limited

8,107,646 ordinary shares (6.17%)

This information is provided by RNS

The company news service from the London Stock Exchange

END

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 18 P 1:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	51,000		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

TUESDAY

A11 26/06/2007 94
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Chase Nominees Limited Part ID BT01C Address PO Box 18171, 125 London Wall, London UK Postcode EC2Y 5AJ	Class of shares allotted Ordinary	Number allotted 51,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 51,000

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A T C K U **Date** 22 JUNE 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/HA/17080 Tel 01903 833208
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

RECEIVED

2007 OCT 18

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,765		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

TUESDAY
A11 26/06/2007 93
COMPANIES HOUSE

charge by Companies House

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Andrei Popescu	Class of shares allotted	Number allotted
Address 19 Manhattan Drive,	Ordinary	12,765
Cambridge		
UK Postcode CB4 1JL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**12,765**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] Date 22 June 04

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/KC/E16971 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,500		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

WEDNESDAY

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint sh[areholders] consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,500

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed ATOCKY Date 26 JUN 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager~~ / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE CB4 0WH

ESP-EXEC/E1982/OPD Tel 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,650	1,000	
Nominal value of each share	0 1p	0 1p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 5033	£2 3500	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

WEDNESDAY A06 27/06/2007 133 COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Ms Julia Shepherd Address 14 St Margarets Square, Cambridge UK Postcode CB1 8AP	Class of shares allotted Ordinary	Number allotted 9,650
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 9,650

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed ATCPM Date 26 JUNE 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/SP/E17072 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	JUNE	2007	26	JUNE	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,414		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mrs Hanne Dahl	Class of shares allotted	Number allotted
Address	Pilevej 10 Hou Hals 9370 Denmark	Ordinary	401
Postcode	Denmark		
Name	Mr Paul Goodridge	Class of shares allotted	Number allotted
Address	16 Woollards Lane, Great Shelford, Cambridge, Cambridgeshire	Ordinary	5,013
Postcode	CB2 5LZ		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**5,414**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A Tckey Date 26 JUNE 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park	
Milton Road Cambridge Cambridgeshire CB4 0WH	
Tel 01223 692000	Fax 01223 692001
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
19	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	262	1,000	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 350000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

THURSDAY

A26 28/06/2007 193
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,262
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,262

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Jockey **Date** 27 JUN 04

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1999/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED
2007 OCT 18 P 1:21

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,200		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 053667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

THURSDAY

28/06/2007 159
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,200

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TCCM Date 27 JUNE 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2012/OPD Tel 01903 833562

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,000	13,135	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 000000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 16,135
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 16,135

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Dick **Date** 3 July 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSL PK, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2020/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED
2007 OCT 18 P 1:21

Return of Allotment of Shares

CHFP083

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	JULY	2007	03	JULY	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,013		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

FRIDAY

06/07/2007 24
COMPANIES HOUSE

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Allen Cabreros	Class of shares allotted	Number allotted
Address	5418 Luna Circle, Rowlett, TX 75088, USA	Ordinary	5,013
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**5,013**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A Tocu **Date** 3 July 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park	
Milton Road Cambridge Cambridgeshire CB4 0WH	
Tel 01223 692000	Fax 01223 692001
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	500		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 025000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 500

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A OCRM Date 5 JULY 07

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE, CB4 0WH
ESP-EXEC/E2034/OPD Tel 01903 833562
DX number DX exchange

*PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 18 P 1:21

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,270	3,000	785
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£1 025000	£2 350000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

TUESDAY

A32 10/07/2007 511
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	7,055
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	7,055

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TUCKEY Date 09 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E2055/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC
	Page 1 of 2

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,400	337	6,900
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£1 010000	£2 350000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 18,797
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed A TCCKU **Date** 9 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD CAMBRIDGE, CB4 0WH

ESP-EXEC/E2061/OPD Tel 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 18 P 1:21

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	160	10,000	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2 385000	£4 020000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

TUESDAY

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 18,797

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCCU Date 9 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2061/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 18 P 1:21

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,685	4,000	7,500
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 000000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 13,185
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 13,185

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocky Date 10 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2069/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	JULY	2007	10	JULY	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,005		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

WEDNESDAY A57 11/07/2007 COMPANIES HOUSE 331

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Derek Philip	Class of shares allotted	Number allotted
Address	11 Maynard Close, Dunmow, Essex	Ordinary	2,005
Postcode	CM6 1UP		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**2,005**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A Todd **Date** 10 JULY 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 18 P 1:31

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,700	8,250	1,180
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£1 010000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

THURSDAY

A12 12/07/2007 85
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	14,130
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	14,130

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKLY **Date** 11 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2077/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 05	Month 07	Year 2007	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,300	2,885	350
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 053667	£1 010000	£2 350000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

WEDNESDAY A36 18/07/2007 405

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 4,535
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,535

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKY Date 17 JULY 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2084/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
06	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,000	3,800	600
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£2 350000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 5,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,400

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKY Date 17 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2091/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,250	4,900	3,800
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 350000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 10,950
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 10,950

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A DCKY **Date** 17 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSRAC, UNIT 4CD, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2096/OPD **Tel: 01903 833570**
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 19 P 1:21

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
12	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,932	3,300	80
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 350000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

FRIDAY
A60 20/07/2007 531
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 6,312
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,312

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCRU **Date** 19 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR Plc, UNIT 400 CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2117/OPD **Tel: 01903 833570**

DX number DX exchange

• PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,200	6,000	
Nominal value of each share	0 1p	0 1p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 5033	£1 0250	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mr, David Hargreaves Address 5 Ascham Road, Cambridge UK Postcode CB4 2BD	Ordinary	7,200
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	7,200

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKU Date 18 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/JL/17513 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	13	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,000	5,000	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 053667	£0 503333	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	12,000
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	12,000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A. TOCKY Date 20 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2126/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 13 P 1:52

Return of Allotment of Shares

CHFP083

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	07	2007	24	07	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	13,033		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

WEDNESDAY

A55 25/07/2007 325
COMPANIES HOUSE

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name	Mr Choon Hong Koh		
Address	50 Hume Avenue,10-05 Summerhill, 596229, Singapore	Ordinary	5,013
Postcode			
		Class of shares allotted	Number allotted
Name	Mr Jung Dae Im		
Address	CSR 15F West Wing, Posco Center 892, Daichi-Dong, Gangnam-Gu Seoul 135-777 South Korea	Ordinary	5,013
Postcode			
		Class of shares allotted	Number allotted
Name	Mr Allan Madsen		
Address	Ole Langes Vej 58, Brovst, 9460, Denmark	Ordinary	3,007
Postcode			
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address		**TOTAL**	**13,033**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A. TCCY Date 24 JULY 07

A ~~director / secretary~~ / administrator ~~/ administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park
Milton Road Cambridge Cambridgeshire CB4 0WH
Tel 01223 692000 Fax 01223 692001
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,900	80	
Nominal value of each share	0 1p	0 1P	
Amount (if any) paid or due on each share *(including any share premium)*	£2 350	£2 385	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr David Coultous Address 115 Columbine Road, Ely UK Postcode CB6 3WL	Class of shares allotted Ordinary	Number allotted 4,980
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4,980**

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed ________________ Date 24 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/SP/E17631 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 17	Month 07	Year 2007	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	533		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

FRIDAY

A1U 27/07/2007 561
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	533
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	533

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCKY Date 25 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2134/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 18 P 1:32

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	19	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,600	1,119	1,100
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£2 350000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

MONDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	3,819
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	3,819

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A Tocky **Date** 27 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2145/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	561	1,000	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 000000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,561
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,561

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocku **Date** 27 JULY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2151/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 19 P 1:52

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,500	4,600	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	9,100
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	9,100
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCCM Date 1 AUGUST 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2159/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,950		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,950
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,950

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKEY Date 1 AUGUST 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK	
MILTON ROAD, CAMBRIDGE, CB4 0WH	
ESP-EXEC/E2168/OPD	Tel 01903 833570
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 18 P 1:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day	Month	Year	To: Day	Month	Year
	31	07	2007	31	07	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,036		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

SATURDAY

A27 04/08/2007 121
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Robin Heydon	Class of shares allotted	Number allotted
Address	39 Margett Street, Cottenham, Cambridge, Cambridgeshire	Ordinary	4,010
Postcode	CB24 8QY		
Name	Mr Roger Staplehurst	Class of shares allotted	Number allotted
Address	Darwin House Garden Fields, Potton, Sandy, Bedfordshire	Ordinary	5,013
Postcode	SG19 2GH		
Name	Mr Sohju Tominaga	Class of shares allotted	Number allotted
Address	305 8 – 6 Kawasaki – Ku, Kawasaki – Shi, Kanagawa, Japan	Ordinary	5,013
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**14,036**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocky Date 31 JULY 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	AUG	2007	07	AUG	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,013		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY
A29 08/08/2007 308
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Yosuke Ueshima	Class of shares allotted	Number allotted
Address	3184-43 Nogawa, Miyamae-Ku, Kawasaki-Shi, Kanagawa 216-0001, Japan	Ordinary	5,013
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**5,013**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A Toccy Date 7 August 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query .

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	JULY	2007	17	JULY	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	24,864		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*			

n you have completed and signed the form send it to Registrar of Companies at:

anies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
mpanies registered in England and Wales

anies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
or companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number allotted 24,864
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **24,864**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed ____________ Date 17 JULY 07

A ~~director /~~ secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park	
Milton Road Cambridge Cambridgeshire CB4 0WH	
Tel 01223 692000	Fax 01223 692001
DX number	DX exchange

Title	Forename(s)	Surname	Address					Postcode	Shares Allotted
MR	ANDREW	BROWN	5 COTTON CLOSE	SAWTRY	HUNTINGDON	CAMBRIDGESHIRE		PE28 5XU	802
MR	YANG-LIN	CHU	1F NO 7 LANE 20	SEC 3 ACADEMIA ROAD	NANGANG DISTRICT	TAIPEI CITY 115	TAIWAN		5,013
MR	GLENN	COLLINSON	56 HIGH STREET	CHIPPENHAM	ELY	CAMBRIDGESHIRE		CB7 5PP	5,013
MR	HIROSHI	FUKUDA	618 5-15-1 KAMISOSHIGAYA	SETAGAYA-KU	TOKYO	157-0065 JAPAN			5,013
MR	JOHAN LUCAS	GERTENBACH	8 DOCTOR'S CLOSE	IMPINGTON	CAMBRIDGE	CAMBRIDGESHIRE		CB4 9ND	4,010
MR	JUSTIN	PENFOLD	THE OLD SMITHY	DEPDEN GREEN	BURY ST EDMUNDS	SUFFOLK		IP29 4BY	5,013
									24,864

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED 2007 OCT 13 P 1:32 CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	700		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 700
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 700

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocci **Date** 6 August 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE CB4 0WH

ESP-EXEC/E2174/OPD **Tel 01903 833562**

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 10 P 1:22

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	187		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 187
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 187

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCKEY Date 14 AUGUST 2007

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD
CAMBRIDGE, CB4 0WH

ESP-EXEC/E2198/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	AUG	2007	14	AUG	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,052		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name	Mr James Blackwell		
Address	3207 Valley Forge, McKinney, Texas 75070, USA	Ordinary	5,013
Postcode			
		Class of shares allotted	Number allotted
Name	Mrs Penny Blackwell		
Address	3207 Valley Forge, McKinney, Texas 75070, USA	Ordinary	5,013
Postcode			
		Class of shares allotted	Number allotted
Name	Mr John Oberpriller		
Address	6219 La Vista Drive, Dallas, Texas 75214, USA	Ordinary	5,013
Postcode			
		Class of shares allotted	Number allotted
Name	Mr James Walsh		
Address	11 Long Reach Road, Cambridge, Cambridgeshire	Ordinary	5,013
Postcode	CB4 1UQ		
		Class of shares allotted	Number allotted
Name			
Address		**TOTAL**	**20,052**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Dickey Date 14 August 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 18 P 1:32

Return of Allotment of Shares

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 21	Month 08	Year 2007	Day 21	Month 08	Year 2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,013		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Jakob Frickelton	Class of shares allotted	Number allotted
Address	18 Fortescue Road, Cambridge, Cambridgeshire	Ordinary	5,013
Postcode	CB4 2JT		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**5,013**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A Dodd **Date** 21 AUGUST 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,100		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY
A51
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	2,100
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	2,100
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TODAY Date 21 AUGUST 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400 CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE, CB4 0WH
ESP-EXEC/E2231/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 18 P 1:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
10	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	100		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 100

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Rocky Date 21 August 2009

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR Plc, Unit 400, Cambridge Science Park,
Milton Road, Cambridge, CB4 0WH
ESP-EXEC/E2228/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

	From Day	Month	Year	To Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	09	2007	04	09	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,013		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY A24 05/09/2007 COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Alexander Bevis	Class of shares allotted	Number allotted
Address	3 Home Close, Histon, Cambridge	Ordinary	5,013
Postcode	CB24 9JL		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**5,013**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocci Date 4 September 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED
2007 OCT 18 P 1:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
28	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,600		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY
A24 05/09/2007 76
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,600

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed ATOCKY Date 4 September 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR Plc, Unit 400, Cambridge Science Park, Milton Road
Cambridge, CB4 0WH
ESP-EXEC/E2277/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED
2007 OCT 18 P 1:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,400		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 025000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,400

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocky Date 3 September 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2254/OPD Tel 01903 833562

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	400		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 400

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A-TOCKY Date 3 SEPTEMBER 07

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD
CAMBRIDGE, CB4 0WH
ESP-EXEC/E2264/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	200		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	200
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	200
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A. Dowy **Date** 3 September 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2272/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 18 P 1:2

Return of Allotment of Shares

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	08	2007	28	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,013		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Trevor Dowling	Class of shares allotted	Number allotted
Address	1 Gilbert Scott Drive, Ely, Cambridgeshire	Ordinary	5,013
Postcode	CB6 1DX		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**5,013**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocky **Date** 3 September 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	31	08	2007			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	1,500		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share (*including any share premium*)	£0 503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	1,500
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,500
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A TOCCY **Date** 7 SEPTEMBER 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK

MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2295/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 18 P 1:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 11	Month 09	Year 2007	Day 11	Month 09	Year 2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,023		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Toshiyuki Kojima Address Prince Mansion 302, 1521 Suenaga, Takatsu-Ku, Kawasaki-Shi Kanagawa, 213-0013, Japan Postcode	Class of shares allotted Ordinary	Number allotted 4,010
Name Mr Kurt Bak Address Haagensvej 9, Oue, Hobro, 9500, Denmark Postcode	Class of shares allotted Ordinary	Number allotted 5,013
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **9,023**

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A TOCCM Date 11 September 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park	
Milton Road Cambridge Cambridgeshire CB4 0WH	
Tel 01223 692000	Fax 01223 692001
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 18 P 1:

Return of Allotment of Shares

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,750		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

TUESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Mr Carsten Anderson Address Moelleskoven 28, Gistrup, 9260, Denmark UK Postcode	Ordinary	12,750
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	12,750

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCEY Date 17 SEPTEMBER 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400 CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/SP/E18515 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 OCT 18 P 1:-2

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,500	4,900	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£2 350000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 6,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,400

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed ATOKY Date 17 SEPTEMBER 04

A ~~director / secretary~~ / administrator / ~~administrative receiver~~ / receiver manager / receiver — *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2333/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	09	2007	18	09	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	23,058		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address Please see attached listing	Ordinary	23,058
Postcode		
Name	Class of shares allotted	Number allotted
Address		
Postcode		
Name	Class of shares allotted	Number allotted
Address		
Postcode		
Name	Class of shares allotted	Number allotted
Address		
Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**23,058**
Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed A Tocky Date 18 September 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query	CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park Milton Road Cambridge Cambridgeshire CB4 0WH Tel 01223 692000 Fax 01223 692001 DX number DX exchange

Title	Forename(s)	Surname	Address					Postcode	Shares Allotted
MR	ALLAN	BOGESKOV	ENGGARDESGADE 53	AALBORG		9000 DENMARK			5,013
MR	RICHARD	WILKINSON	THE OLD GRANARY	THE SLADE	WITCHAM	ELY	CAMBRIDGESHIRE	CB6 2LA	2,005
MRS	NICOLA	WILKINSON	THE OLD GRANARY	THE SLADE	WITCHAM	ELY	GB	CB6 2LA	2,005
MR	NEIL	MACMULLEN	33 PAYTON WAY	WATERBEACH	CAMBRIDGE	GB		CB5 9NS	5,013
MR	MICHAEL	NORMAN	76 HYDEWOOD ROAD	LITTLE YELDHAM	HALSTEAD	ESSEX	GB	CO9 4QX	5,013
MR	THOMAS	CRUICKSHANK	48 CATHARINE STREET	CAMBRIDGE	CAMBRIDGESHIRE			CB1 3AW	1,002
MR	STEPHANE	BOUDAUD	61 BOULEVARD LOUIS I CARD	GRASSE		6130 FRANCE			3,007
									23,058

END